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                                                                    EXHIBIT 99.7

PERMIT GRANTED BY THE FEDERAL GOVERNMENT THROUGH THE MINISTRY OF COMMUNICATIONS AND TRANSPORTATION (THE "MINISTRY") TO SERVICIOS DE INFRAESTRUCTURA, S.A. DE C.V., ("SINFRA") TO INSTALL, OPERATE AND EXPLOIT AN EARTH STATION OR TELEPORT NETWORK TO PROVIDE DEDICATED DOMESTIC PRIVATE LINE SERVICES THROUGH THE NATIONAL SATELLITES OR THOSE DETERMINED BY THE FEDERAL GOVERNMENT IN ACCORDANCE WITH THE FOLLOWING ANTECEDENTS AND CONDITIONS:

                                  ANTECEDENTS

I. The National Plan of Development 1989-1994 establishes the importance of the modernizing telecommunications for National Development and emphasizes the need to diversify services, improve quality and expand coverage with more participation of individuals.

I. The Telecommunications Modernization Program 1989-1994 establishes the need to promote the development of new services in competition that utilize the existing capacity of the national satellites and complement the country's basic telecommunication services

I. As well, such program considers the possibility for telecommunication entities to install and operate master earth stations or teleports and very small aperture terminals (VSAT's) located at the customer's facilities that allow the establishment of circuits and private networks sharing the satellite's capacity.

I. On March 30, 1994 SINFRA submitted a request to the Ministry for a permit to install, operate and exploit a network integrated by a master earth station and remote earth stations in several areas throughout Mexico, that would use the satellite capacity under the charge of the Federal Government.

The Ministry acknowledges that SINFRA satisfies the technical and legal requirements, in accordance with the antecedents mentioned above and with
Article 36 of the Federal Public Administration Law, 6th Section X of the Internal Regulations of the Ministry, 3rd, 9th, and 11th of the General Communications Law, 6th, 34th and 58th Section II of the Telecommunications Regulations, and hereby grants the following:

                                    PERMIT

To install, operate and exploit an earth station network (the "Network") to provide dedicated services through the national satellites or those determined by the Federal Government in accordance with the technical parameters specified in Addendum 1 of this permit. The Network will be designed as follows in its first phase:

A Master Earth Station located in Mexico City to provide dedicated services and private networks via national satellites to provide voice, data and videoconferencing services through VSAT's located at the customer's facilities that will allow the shared use of the master earth station and satellite capacity.

                                  CONDITIONS

i.      PERMIT SCOPE

1a.     APPLICABLE LEGISLATION

        The installation, operation and exploitation of the earth stations mentioned in this permit shall be governed by the Mexican Constitution, the General Communications Law, National Property Law and Federal Copyright Law and its regulations, by international agreements, contracts and treaties executed and any future agreements, contracts and treaties to be executed and ratified by the Mexican Government in this matter and by the terms of this permit.
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2a.     DEFINITIONS

        To determine the scope and specify the services mentioned in this permit the terms utilized within this permit are defined below.

2a.1    MASTER EARTH STATION

        Main Earth Station owned by the permit holder that provides dedicated circuits and domestic private networks through VSAT's.

2a.2    REMOTE EARTH STATION

        Small earth stations that provide links up to 128 Kbps. or its equivalent in voice, data or videoconferencing channels owned by the permit holder and/or the customers.

2a.3    DOMESTIC LINK VIA SATELLITE

        Link established by the use of a national satellite or between earth stations located within Mexico through the use of domestic, international or foreign satellites.

2a.4    DEDICATED DOMESTIC LINK VIA SATELLITE

        Point to point and/or point to multi-point telecommunication circuit using VSAT'S and sharing the use of the master earth station and satellite capacity contracted by SINFRA with the Ministry or with Telecomunicaciones de Mexico ("TELECOMM").

2a.5    PRIVATE LINK

        Telecommunication circuit that is established and used for customer's internal communications.

2a.6    INTERNATIONAL LINK

        Link that is established between an earth station located in Mexico and an earth station located in another country through the use of a foreign satellite.

2a.7    SATELLITE CAPACITY

        Satellite capacity that TELECOMM provides to third parties, which is not extensive to earth stations for domestic links.

II      NETWORK OPERATION, EXPANSION AND EXPLOITATION

3a.     MASTER EARTH STATION LINKS

        SINFRA may install and operate the transmission and switched infrastructure that it may require to send communication signals, control and supervise between the master earth station and the customer's remote earth stations, and between this and the point of connection with other networks or it can use the networks of other companies or entities authorized by the Ministry to carry such signals.

4a.     NETWORK EXPANSION

        SINFRA must present each year to the Ministry an updated configuration of the Network, including a customer list and the way in which the customer's are connected to the master earth station and the number of customer remote earth stations, their location within Mexico and the use of the assigned frequencies.
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5a.     NETWORK MODIFICATIONS

        SINFRA shall require previous approval from the Ministry to realize any substantial modifications to the Network when such modifications could negatively affect the customer's equipment or the networks with which it is interconnected.

6a.     TECHNICAL STANDARDS

        SINFRA must construct and establish the authorized Network with equipment complying with the homologation conditions established by the Ministry.

7a.     AVAILABILITY OF FREQUENCIES

        The services to be provided under this permit will be subject to the availability and efficient use of the capacity of frequency bands C and Ku on domestic satellites or other satellites that Telecomunicaciones de Mexico (TELECOMM) may determine for service needs.

8a.     NETWORK IMPLEMENTATION

        The system must begin operating within the first twelve months of receipt of this permit; otherwise, the administrative process to void this permit will be initiated.

9a.     MARKETING, INSTALLATION AND MAINTENANCE SERVICES OF VSAT's

        SINFRA can market, install, and maintain the customer's VSAT's through a separate accounting process and/or through affiliates or agents.

10a.    PURCHASE OF EARTH STATIONS BY SINFRA CUSTOMERS

        SINFRA customers may use SINFRA's earth stations or may acquire VSAT's with any vendor of their choice that satisfies the standards established by the Ministry.

11a.    REMOTE STATIONS CONNECTION

        SINFRA must provide service to any customer requesting so. SINFRA may deny providing service only if the customer's equipment is not compatible with its network or does not satisfy the standards established by the Ministry.

12a.    MARKETING CRITERIA

        SINFRA will present to the Ministry within 30 days of issuance of this permit the marketing criteria it will use with customers for the services that SINFRA will provide. Modifications to such criteria must be notified to the Ministry within 30 days of their effective date.

13a.    EMERGENCY SERVICES

        SINFRA must provide emergency services free of charge to institutions and organizations providing emergency services, granting them priority for their communications; security services and those of emergency help will be provided in accordance with the applicable international agreements.

14a.    SINFRA'S RESPONSIBILITIES

        SINFRA shall be the only responsible party before the Ministry for the provision of services; the Ministry shall not be liable in regards to SINFRA's customers. In the event SINFRA does not provide the services in the terms and conditions set forth in this permit, the Ministry will apply necessary measures.
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II      INTERCONNECTION

15a.    INTERCONNECTION WITH PUBLIC NETWORKS

        SINFRA will negotiate with other telecommunication operators or carriers authorized by the Ministry, the terms and conditions for interconnection of the Network with such operators. In the event an agreement is not reached within two months of the interconnection request, the Ministry will intervene and determine such terms and conditions.

16a.    INTERCONNECTION WITH FOREIGN NETWORKS

        In the event it would be necessary to negotiate with any foreign government any interconnection to the Network, SINFRA will realize before the Mexican government through the Ministry the necessary terms for the execution of their respective agreement. Interconnection agreements that are executed with foreign companies must be previously approved by the Ministry who can modify them when the Ministry considers that it will damage the interests of any other network operators, customers or Mexico.

17a.    NETWORK INTERFERENCE

        The operation of the services must not affect the quality nor interfere in any manner whatsoever with any other authorized telecommunication services that share the frequency bands utilized; otherwise, SINFRA must make any necessary modifications to the Ministry's satisfaction in order to avoid or eliminate such interference.

18a.    SIGNAL CONDUCTION AGREEMENTS VIA SATELLITE

        SINFRA will contract with TELECOMM the satellite capacity that it may require to provide the services authorized and shall be responsible for payment of the corresponding tariffs.

IV      RATES

19a.    APPLICABLE RATES

        SINFRA will register with the Ministry the rates for the services provided through the Network. These rates must be competitive on an international level. SINFRA will present to the Ministry rate studies every year and must include productivity improvements and costs for services.

        If the Ministry believes that sufficient competition will be generated with any of the communication services provided, more flexibility in rate control may be authorized.

        SINFRA may apply promotional rates lower than the maximum rates as long as these promotional rates do not reflect a direct loss.

20a.    COST ACCOUNTING

        SINFRA must have a cost and revenue accounting system for the services offered that identifies the functioning of such services.

21a.    REVENUE PARTICIPATION

        In accordance with Article 110 of the General Communications Law, SINFRA must pay on a monthly basis to the Federal Government 2.5% of its tariffed revenue provided through the earth stations.

III.    GENERAL PROVISIONS
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22a.    PAYMENT OBLIGATION TO TELECOMUNICACIONES DE MEXICO

        SINFRA must pay on a monthly basis 2.5% of its tariffed revenue to Telecomunicaciones de Mexico for its support, supervision of services, analysis and carrier assignment or frequency assignment.

23a.    FAIR COMPETITION AND PREFERENTIAL TREATMENT

        SINFRA shall not be able to apply monopolistic or preferential practices that may prevent fair competition with other companies providing the same services.

24a.    INSPECTION AND SUPERVISION

        At all times the Ministry shall have the authority to supervise and inspect the installations and services provided by SINFRA. SINFRA shall give the Ministry all the help it may require. The Ministry will verify through regular inspections the fulfillment of the technical and administrative standards, and its coverage commitments, operation, and service quality.

25a.    TECHNICAL AND ADMINISTRATIVE INFORMATION

        SINFRA must provide to the Ministry the technical, administrative and financial information in the form and terms that the Ministry may determine.

26a.    REAL RIGHTS

        This permit does not create real rights in favor of SINFRA nor of third parties regarding public domain property affected by the authorized services; any hoarding practice regarding such property in the provision of services by SINFRA will void this permit.

        The Ministry reserves the right to grant another or other permits to third parties, so that they may exploit within the same geographical area, or in a different area, identical or similar services contained herein.

27a.    ASSIGNMENT

        SINFRA shall not assign, transfer, pledge, encumber, or sell in any manner whatsoever, totally or partially, this permit or the rights derived from this permit to third parties without previous authorization from the Ministry.

28a     PAYMENT OF RIGHTS.

        SINFRA must pay within 30 days from the date of this permit, the fees established by the Federal Rights Law for technical studies, granting of the permit, inspection visits, Network changes or modifications and those that may result hereinafter.
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II      TERM, TERMINATION AND CANCELLATION

29a.    TERM

        This permit will be in effect for 15 years effective from the date this permit is granted. The Ministry shall review this permit 5 years after its granting considering the public interest and may include new terms if necessary.

        This present permit may be renewed for an equal term if SINFRA has satisfied the conditions this permit imposes, requests such renewal 180 days in advance of its expiration and accepts the new conditions that the Ministry may impose.

30a.    CAUSES OF CANCELLATION

        This permit will be cancelled for any of the following reasons in addition to those specified in Article 29 of the General Communications Law.

               I. For not efficiently and regularly providing the services herein notwithstanding the warning made by the Ministry to SINFRA.
               II. For total or partial service suspension without previous authorization from the Ministry and without justified cause.
               III. Because the facilities authorized are modified, or the nature or conditions in which the authorized services are provided are substantially altered, without previous authorization from the Ministry.
               IV. For nonpayment of the amounts stated in Paragraphs 20a and 27a.
               V.   For any repeated violation of the obligations herein, and
                    having received a written warning from the Ministry.
               VI.  For not complying with the assigned technical parameters in the operation of the services herein.
               VII. For not complying with Paragraph 8 of this permit.

        The cancellation of this permit will be subject to the process established in Article 34 of the General Communications Law.

31a.    GUARANTEE

        To guarantee compliance with the obligations imposed in this permit, SINFRA shall obtain a bond with an authorized company in the amount of $1,000,000 (One million pesos) payable to the Federal Treasury. This guarantee shall remain in effect during the term of this permit.

        SINFRA agrees to increase the amount of the bond within ten (10) business days if the Ministry feels it is necessary.

        The bond must contain a statement saying that the bonding institution accepts the rules contained in Articles 95 and 118 of the Federal Bonding Institutions Law in effect and waives the benefit of discussion in accordance with the policy model approved by the Federal Treasury.

This permit will go into effect on the day of its signature.

Granted in Mexico City on the (Illegible Stamp) of the month of one thousand nine hundred and ninety four.

SUBSECRETARY FOR COMMUNICATION AND TECHNOLOGICAL DEVELOPMENT

Signature
LIC. ANDRES MASSIEU BERLANGA